Exhibit B

July 6, 2020

The Board of Directors

Sina Corporation (the “Company”)

No. 8 SINA Plaza

Courtyard 10, West Xibeiwang E. Road

Haidian District, Beijing 100193

People’s Republic of China

Dear Sirs:

We, New Wave MMXV Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao, Chairman and Chief Executive Officer of the Company (“we” or the “Buyer”), are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the “Ordinary Shares”) of the Company not already owned by us in a going-private transaction (the “Acquisition”).  The Buyer currently beneficially owns Ordinary Shares and Class A Preference Shares of the Company representing approximately 58% of the aggregate voting power in the Company.

We believe that our proposal of US$41 in cash per Ordinary Share will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20% to the average closing price of the Ordinary Shares during the 30 trading days prior to today.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.

1.  Buyer.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition.  The Acquisition will be in the form of a merger of the Company with the acquisition vehicle.

2.  Purchase Price.  Our proposed consideration payable for the Ordinary Shares acquired in the Acquisition will be US$41 per Ordinary Share in cash.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity, and expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the definitive agreements effecting the Acquisition are signed.

4.  Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.  Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements expeditiously.  This proposal is subject to execution of the definitive agreements.  These documents will include provisions typical for transactions of this type.

6.  Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the board of directors of the Company will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares that the Buyer does not already own, and that we do not intend to sell our stake in the Company to any third party.

7.  Confidentiality.  We will, as required by law, promptly file a Schedule 13D amendment to disclose this letter.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition.  Such a commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

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In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.  We look forward to speaking with you.

Sincerely,

New Wave MMXV Limited

By:	/s/ Charles Chao
Name:	Charles Chao
Title:	Director